UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on agrarian demand in Bolivia

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Rio de Janeiro, May 28, 2021 - Petróleo Brasileiro S.A. – Petrobras, regarding the pieces of news published in the media, informs that its wholly-owned subsidiary Petrobras Bolivia S.A. (PEB) was condemned in the first instance to pay compensation for the use of property where the San Alberto field facilities are located in the amount of US$ 61.1 million, plus interest and costs. The sentence also imposed injunctions against PEB.

In the court decision, an alleged owner of the area occupied by the San Alberto block was awarded compensation for use of the property, calculated from 1996, when the block's operations began. However, since the beginning of activities in the San Alberto block, PEB has entered into easement agreements ("Convenios de Servidumbres") with several peasant communities who, according to a survey conducted at the time with Bolivia's National Institute for Agrarian Reform (INRA), were the rightful owners of these lands.

The San Alberto block is operated by PEB with 35% stake, in partnership with YPFB Andina S.A. (50%) and Total E&P Sucursal Bolivia (15%).

PEB appealed to the higher court, the Agro-environmental Court of the city of Sucre, where the case is currently being evaluated. Petrobras expects the court to reverse the decision. The company understands that irregularities occurred during the process, and PEB will vigorously defend itself in all instances. Petrobras reinforces its confidence in Bolivian institutions, where it has operated for 25 years, always respecting the laws and the communities, and is closely following the case's unfolding.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer